July 16, 2010

H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                               KODIAK OIL & GAS CORP.

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2010
Current Report on Form 8-K
Filed April 8, 2010
File No. 1-32920

Dear Mr. Schwall:

This letter sets forth the responses of Kodiak Oil & Gas Corp. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 8, 2010 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter.  Set forth below each such comment by the Staff is the Company’s response.  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Selected Consolidated Financial Information, page 39

1.             We have read the disclosure revisions you proposed in response to prior comment 4, pertaining to your presentation of non-GAAP measures, clarifying that such measures (i) provide an indication of your ability to generate cash flows at a level which can sustain or support your ongoing operations and capital investment program, (ii) are used in a compliance covenant under your credit facility, also in determining your borrowing capacity, and (iii) are significant components of corporate objectives which bear upon the vesting of equity awards held by senior management.  Please further expand your disclosure in MD&A to include your discussion and analysis of the non-GAAP measures in each of these areas.

For example, we expect that you would (i) explain how these measures have been taken into account in establishing your capital investment program, in terms of your ability to pursue the program based on your assessment of cash flows, (ii) provide a comparison of the measures to your credit facility covenants, indicating the extent to which you complied with covenants, and (iii) explain how your borrowing base and the vesting of equity awards were calculated and correlated to the measures.  You may find further guidance on the requirements to discuss and analyze information in MD&A in Item 303(a) of Regulation S-K, Instructions 1, 2 and 5 to paragraph 303(a) of Regulation S-K, and FRC §501.12.b.1.

Response:

We will amend our Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”) by inserting the following disclosure on page 40 and by cross-referencing such disclosure to our MD&A:

As discussed elsewhere in this 10-K, we and certain third parties use our Adjusted EBITDA (or a variant thereof) for a variety of analytical purposes, including the following:

•                  In the development of our 2010 capital expenditure budget, we considered, among other things, Adjusted EBITDA, which is a measure of our ability to generate cash resources from our operations.  Management also evaluated the 2010 projected Adjusted EBITDA to estimate that portion of our budget that could be funded from the generation of cash from our operations and, conversely, the remaining amount that would need to be funded from the combination of working capital and financing sources, such as borrowings under our credit facility or sales of additional securities.

•                  A variant of Adjusted EBITDA, as defined in our credit agreement that was in place at December 31, 2009, was used in a covenant calculation as a measure of our liquidity and ability to service our debt.  The calculation used for the covenant was Adjusted EBITDA, as defined in the credit agreement, divided by applicable interest, as defined in the credit agreement.  Under that covenant, the resulting ratio was required to be more than 3 to 1.  As of December 31, 2009, we had no debt outstanding and we were therefore in compliance with the covenant.  Further, because a variant of Adjusted EBITDA was used in the covenant calculation, it can be a factor to be considered by the lender when establishing our borrowing base.  However, because we had no amounts outstanding under that credit agreement at any time, Adjusted EBITDA had a neutral impact on the borrowing base re-determinations.

•                  Our Compensation Committee considers Adjusted EBITDA, along with other corporate measures, in determining the vesting of certain equity-based awards of our executive officers.  Based on the results for the year ended December 31, 2009, our Compensation Committee approved the vesting of approximately 99.5% of the total 2009 performance-based stock options granted to our executive officers.  The Adjusted EBITDA component of the vesting criteria resulted in the vesting of approximately 11% of the total stock options granted. Further discussion of these awards and the determination of the vesting is available in our definitive proxy statement filed with the Commission on April 30, 2010.

Exhibits

2.             We note that your response to our prior comment 7 concludes that your two drilling rig contracts need not be filed as exhibits because they were entered into in the ordinary course of business and you are not substantially dependent on these contracts.  You state that you are not substantially dependent upon these contracts because of your belief that you could “procure suitable alternative drilling rigs within a reasonable period of time.” Based on the payment amounts involved, we continue to believe that these are material contracts.  Provide an analysis that discusses the amounts to be paid, including termination fees, under each contract relative to key financial measures, such as your revenues or assets.

Response:

Item 601(b)(10)(ii) of Regulation S-K (“Item 601(b)(10)(ii)”) provides as follows:

“If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories . . .”

Emphasis added.

As established in our prior correspondence dated June 8, 2010, the drilling rig contracts were entered into in the ordinary course of business and do not constitute one of the four exceptions identified in Item 601(b)(10)(ii).  Therefore, Item 601(b)(10) expressly provides that these contracts need not be filed, regardless of their respective materiality.

Although we are not required to file the drilling rig contracts under applicable Commission rules, we acknowledge the Staff’s request for supplemental information regarding these contracts and accordingly, we are providing the following information in response thereto:

•                  The total net drilling costs incurred by us under our drilling rig contracts (which cover 16 wells) from inception of the contracts through June 30, 2010 were approximately $4.4 million for the first drill rig contract and less than $500 thousand for the second drilling rig contract, or less than $5 million in total.  That amount is approximately 12.8% of our total net well costs during the same period.  On average, on an annual basis, our net drilling costs per rig are approximately $5.4 million, which amount represents less than 7% of our total assets as at each of December 31, 2009 and March 31, 2010.

•                  With respect to the termination fees potentially payable under each of our drilling rig contracts, we note that we have previously disclosed all such amounts in our reports on Form 10-K and Form 10-Q filed with the Commission.  At December 31, 2009 and March 31, 2010, as stated in our respective periodic filings for those periods, the potential termination fees payable were $3.5 million and $3.1 million as of December 31, 2009 and March 31, 2010, respectively, under our first drilling rig contract, and $5.1 million as of each of December 31, 2009 and March 31, 2010 under our second drilling rig contract.  Each of such amounts represents less than 7% of our total assets as at each such respective date.  We note further that we have no intention of terminating either of these contracts and fully intend to utilize the drilling rigs for their entire term.

Based on the foregoing, and our previous determination that the drilling rig contracts were entered into in the ordinary course of business and are not subject to one of the exceptions stated under Item 601(b)(10)(ii), we have determined that such contracts are not required to be filed under Item 601(b)(10).  Accordingly, we do not intend to file such agreements as exhibits to our reports filed with the Commission.

Exhibit 99.1

3.             We note that in your response to our prior comment 9, you state that you have been informed by NSAI “that this statement was included in NSAI’s report to explain that expertise at NSAI is centered around the technical engineering and geologic disciplines...” We also note the statement that “The language in NSAI’s report is intended to serve as a disclaimer to the end user that NSAI has accepted as true the Company’s representation that it has ‘the legal right to produce,’ and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it.” From these statements, it appears that NSAI has not “excluded from [its] consideration all matters as to which the controlling interpretation may be legal or accounting...” as NSAI states in its report.  Rather, it appears that NSAI has based its report, in part, on your representations or its own assumptions regarding certain legal and accounting matters.  Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

•                  Remove the sentence referenced in our prior comment 9;

•                  Replace the referenced sentence with a new statement which makes clear that in acting as experts for the purposes of the report and their opinion, NSAI is not holding themselves out to be accounting or legal experts.

Also, ensure that the report discloses the assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

Response:

We confirm, and NSAI concurs, that the report discloses the assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

Exhibit 99.1 of our 2009 Form 10-K will be amended by deleting the subject sentence and replacing it with the following:

Our expertise is in petroleum engineering, geoscience, and petrophysical interpretation, not legal or accounting matters; we are not accountants, attorneys or landmen.

4.             We note your response to our prior comment 10.  Indicate the actual weighted average price used in estimating the reserves as this is a primary economic assumption.  See Item 1202(a)(8)(v) of Regulation S-K.

Response:

Exhibit 99.1 of our 2009 Form 10-K will be amended by deleting the second paragraph on page 2 of Exhibit 99.1 regarding pricing information with the following:

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2009.  For oil and natural gas liquid volumes, the average West Texas Intermediate spot price of $61.08 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials.  For gas volumes, the average Questar Rocky Mountain spot price of $3.02 per MMBTU or the average Northern Ventura spot price of $3.95 per MMBTU, as applicable by respective areas, is adjusted by lease for energy content, transportation fees, and regional price differentials.  When applicable, gas prices have been adjusted to include the value for natural gas liquids.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $51.81 per barrel of oil and $3.60 per Mcf of gas.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

5.             We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

We believe that our compensation programs are designed with the appropriate balance of reward and risk with respect to our overall business strategy and do not incent employees to undertake unnecessary or excessive risks. Accordingly, as we do not believe that our company-wide compensation programs are reasonably likely to have a material adverse effect on the Company, we have determined that no disclosure under Item 402(s) of Regulation S-K was required.  We also note that the Commission specifically stated in Release No. 33-9089, published December 16, 2009, that the new rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

In making the determination that no disclosure was necessary, the following risk-limiting attributes of the Company’s compensation programs were noted by the Company’s Chief Executive Officer and Chief Financial Officer, with the concurrence of the Compensation Committee of the Board of Directors:

•                  our compensation programs consist of an assortment of vehicles for delivering compensation, both fixed and variable, and including cash and equity-based measures with different time horizons, to focus executives on specific objectives that help us achieve our business plan and create alignment with long-term shareholder interests;

•                  the base salary component does not encourage risk-taking because it is a fixed amount;

•                  the granting of annual cash bonuses for all employees, and the granting and vesting of equity-based awards for officers, are based on a review of a variety of elements of performance, thereby avoiding excessive attention to the achievement of one measure over another;

•                  equity awards for all employees (including executive officers) are subject to a time-based vesting element, thereby aligning the interests of employees with the interests of long-term shareholders; and

•                  our Compensation Committee periodically reviews our compensation programs, as well as corporate performance. If it deems necessary, the Compensation Committee may, at anytime, adjust (or suspend or terminate) certain compensation policies and practices if it determines that such policies and practices are reasonably likely to have a material adverse effect on the Company.

Current Report on Form 8-K Filed April 8, 2010

6.             We note your response to comment 11 in our letter dated May 28, 2010, and your statement that you intend to submit a request for confidential treatment with respect to the purchase and sale agreement with Macquarie Barnett, LLC.  However, we also note that you indicate in your response that the purchase price for the acquisition is material.  Generally, material terms are required to be disclosed by Item 1.01(a)(2) of Form 8-K and are not an appropriate subject for confidential treatment.  See Section II.B.2 of Staff Legal Bulletin No. 1A, available on our website at www.sec.gov.  Please file an amendment to your Form 8-K that discloses all material terms, or tell us why you are not required to disclose such information.  Please note that it also appears that the purchase price would not be an appropriate subject for confidential treatment in connection with the filing of the purchase and sale agreement with your quarterly report for your quarter ending June 30, 2010.

Response:

We understand the Staff’s request and will file an amended Form 8-K to disclose the purchase price.  At this time, it is our expectation to file an unredacted version of the agreement in connection with our Form 10-Q for the quarter ended June 30, 2010.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James P. Henderson
James P. Henderson
Chief Financial Officer